UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offering) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Ambow Education Holding Ltd.

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Cayman Islands

(Jurisdiction of Subject Company’s Incorporation or Organization)

Ambow Education Holding Ltd

(Name of Person Furnishing Form)

Stock Options to Purchase Class A Ordinary Shares of Ambow Education Holding Ltd.

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Ambow Education Holding Ltd.
Kia Jing Tan, Acting Chief Financial Officer
18th Floor, Building A, Chengjian Plaza, No. 18,
BeiTaiPingZhuang Road, Haidian District, Beijing 100088
People’s Republic of China
Telephone: +86 (10) 6206-8007

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

June 1, 2015

(Date Tender Offer/Rights Offering Commenced)

PART I - Information Sent to Security Holders

Item 1.             Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit Number	Description
1	OFFER TO EXCHANGE OUTSTANDING STOCK OPTIONS FOR NEW STOCK OPTIONS
2	LETTER OF TRANSMITTAL

(b) None

Item 2.             Informational Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included on the cover page of Exhibit 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on June 1, 2015

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

AMBOW EDUCATION HOLDING LTD.

By:	/s/ Jin Huang
Name:	Jin Huang
Title:	President and Chief Executive Officer
Date:	June 1, 2015

EXHIBIT 1

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

AMBOW EDUCATION HOLDING LTD.

OFFER TO EXCHANGE OUTSTANDING STOCK OPTIONS
FOR NEW STOCK OPTIONS

This Offer to Exchange Outstanding Stock Options for New Stock Options (the “Exchange Offer”) will expire at 10:00 a.m. local Beijing, P.R.C Time
on June 26, 2015, unless extended (the “Expiration Date”).

Ambow Education Holding Ltd., a Cayman Islands company (“Ambow,” “we,” “us,” or “our”) is offering our employees (including officers) the opportunity to exchange all outstanding options to purchase shares of Ambow’s Class A ordinary shares granted under our 2005 Stock Plan (the “2005 Plan”) and granted on or prior to November 19, 2011 under our 2010 Equity Incentive Plan (the “2010 Plan”), that have an exercise price per share greater than $0.01583 (the “Eligible Options”), which price is based upon the 30 days’ average trading price of the Company’s Class A ordinary shares as of May 11, 2015, as approved by the company’s board members, for new options to be issued under our 2010 Plan.

•	Each Eligible Option will be exchanged, on a one-for-one basis, for the grant of a new option to purchase shares of Ambow’s Class A ordinary shares under the 2010 Plan (“New Options”).

•	Each New Option will be issued under the 2010 Plan and will have an exercise price equal to $0.01583, which price is based upon the 30 days’ average trading price of the Company’s Class A ordinary shares as of May 11, 2015.

•	Each New Option will have a vesting schedule that is the same as the Eligible Option. Any Eligible Options that have already vested will be exchanged for New Options that are immediately vested. Vesting of New Options is conditioned on your continued employment with us through each applicable vesting date.

We have issued stock options under the 2005 Plan and the 2010 Plan as a means of promoting the long-term success of our business because we believe that sharing ownership with our employees aligns their interest with Ambow’s interests and the interests of our stockholders and encourages our employees to devote the best of their abilities to Ambow. However, our Board of Directors has observed that many of our employees (including officers) have outstanding stock options with exercise prices that are higher than the current market price per share of our Class A ordinary shares. These stock options are commonly referred to as being “underwater.” As a result, these stock options have little value as either an incentive or retention tool. This Exchange Offer is intended to address this situation by providing our employees with an opportunity to exchange Eligible Options for New Options. By making this Exchange Offer, we intend to provide our employees with the opportunity to hold stock options that over time may have a greater potential to increase in value, thereby creating better incentives for employees to remain at Ambow and contribute to achieving our business objectives.

If you participate in this Exchange Offer, you will receive a new stock option award agreement for New Options under the 2010 Plan in exchange for the Eligible Options you surrender for cancellation pursuant to this Exchange Offer. We intend to grant New Options to Eligible Optionholders (as defined below) on the same day we cancel the Eligible Options that are exchanged pursuant to this Exchange Offer (the “New Option Grant Date”).

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This Exchange Offer is not conditioned on a minimum number of Eligible Options being submitted for exchange or a minimum number of Eligible Optionholders participating. If you choose not to participate in this Exchange Offer, you will continue to hold your Eligible Options on the same terms and conditions and pursuant to the stock option award agreements under which they were originally granted.

Shares of Ambow’s Class A ordinary shares are quoted on The Over-the-Counter Market on the Pink Sheets (the “OTC Pink®”) under the symbol “AMBOY.PK.” On May 29, 2015, the last reported sale price per share of Ambow’s Class A ordinary shares was $0.015 per share. The current market price of our Class A ordinary shares however, is not necessarily indicative of future stock prices.

IMPORTANT

If you choose to participate in this Exchange Offer, please follow the instructions in this Exchange Offer Letter and the related documents, including the Letter of Transmittal.

You should direct questions about this Exchange Offer or requests for assistance (including requests for additional copies any documents relating to this Exchange Offer) by email to Kia Jing Tan, our Chief Financial Officer at kiajing.tan@ambow.com.

Although our Board of Directors has approved the Exchange Offer the consummation of the Exchange Offer is subject to, and conditioned upon the conditions described elsewhere in this Exchange Offer Letter. Neither Ambow nor our Board of Directors makes any recommendation as to whether you should exchange, or refrain from exchanging, your Eligible Options in the Exchange Offer. You must make your own decision whether to exchange your Eligible Options. You should consult your personal outside advisor(s) if you have questions about your financial or tax situation as it relates to this Exchange Offer.

THIS EXCHANGE OFFER DOCUMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, OR SEC, OR ANY STATE OR FOREIGN SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE OR FOREIGN SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS EXCHANGE OFFER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD EXCHANGE YOUR ELIGIBLE OPTIONS PURSUANT TO THIS EXCHANGE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS EXCHANGE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU SHOULD NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

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THIS EXCHANGE OFFER

Purpose of This Exchange Offer

We are making this Exchange Offer to recognize key contributions by our employees and to align their interests with our stockholders’ interests. Stock options have been, and continue to be, an important part of our incentive compensation and retention programs. Stock options are designed to motivate and reward the efforts of our employees by providing incentives for them to grow long-term stockholder value, and encourage their long-term employment.

We have issued stock options under the 2005 Plan and the 2010 Plan as a means of promoting the long-term success of our business because we believe that sharing ownership with our employees aligns their interest with Ambow’s interests and the interests of our stockholders and encourages our employees to devote the best of their abilities to Ambow. However, our Board of Directors has observed that many of our employees (including officers) have outstanding stock options with exercise prices that are higher than the current market price per share of our Class A ordinary shares. These stock options are commonly referred to as being “underwater.” As a result, these stock options have little value as either an incentive or retention tool.

This Exchange Offer is intended to address this situation by providing our employees (including officers) with an opportunity to exchange Eligible Options for New Options granted under the 2010 Plan. By making this Exchange Offer, we intend to provide our employees with the opportunity to hold stock options that over time may have a greater potential to increase in value, thereby creating better incentives for employees to remain at Ambow and contribute to achieving our business objectives. We believe the Exchange Offer will motivate our employees to achieve future growth. By realigning the exercise prices of previously granted stock options more closely with the current per share market price of our Class A ordinary shares, we believe that these stock options will again become important tools to help motivate and retain our existing employees and continue to align their interests with those of our stockholders. While we hope this Exchange Offer will reduce the current disparity between the per share market price of our Class A ordinary shares and the exercise price of outstanding stock options, given the volatile and unpredictable nature of the economy and stock market, we cannot guarantee that, subsequent to the Expiration Date, the per share market price of our Class A ordinary shares will increase to a price that is greater than the exercise price of the New Options.

WE DO NOT MAKE ANY RECOMMENDATION AS TO WHETHER YOU SHOULD EXCHANGE YOUR ELIGIBLE OPTIONS. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU SHOULD EVALUATE CAREFULLY ALL OF THE INFORMATION IN THIS DOCUMENT AND CONSULT YOUR OWN FINANCIAL, LEGAL AND TAX ADVISORS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO EXCHANGE YOUR ELIGIBLE OPTIONS.

NOTHING IN THIS DOCUMENT SHOULD BE CONSTRUED TO CONFER UPON YOU THE RIGHT TO REMAIN AN EMPLOYEE OF AMBOW OR ANY OF ITS ELIGIBLE SUBSIDIARIES. THE TERMS OF YOUR EMPLOYMENT OR SERVICE WITH US REMAIN UNCHANGED. WE CANNOT GUARANTEE OR PROVIDE YOU WITH ANY ASSURANCE THAT YOU WILL NOT BE SUBJECT TO INVOLUNTARY TERMINATION OR THAT YOU WILL OTHERWISE REMAIN IN OUR EMPLOY OR SERVICE UNTIL THE NEW OPTION GRANT DATE OR AFTER THAT DATE.

IF YOU EXCHANGE ELIGIBLE OPTIONS FOR NEW OPTIONS AND YOU CEASE TO BE AN EMPLOYEE OF AMBOW OR ANY OF ITS ELIGIBLE SUBSIDIARIES BEFORE THE NEW OPTIONS ARE FULLY VESTED, YOU WILL FORFEIT ANY UNVESTED PORTION OF YOUR NEW OPTIONS.

Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer

We are making an offer to Eligible Optionholders to exchange their Eligible Options that are properly tendered in accordance with “Procedures for Tendering Eligible Options” before the Expiration Date of this Exchange Offer for New Options. The New Options will have an exercise price per share equal to $0.01583.

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Cancellation Date

The date when Eligible Options tendered to Ambow and accepted by us pursuant to this Exchange Offer will be cancelled. We expect that the Cancellation Date will be the same date as the Expiration Date and the New Option Grant Date.

Eligible Optionholders

Every employee of Ambow or any of its Eligible Subsidiaries on the date this Exchange Offer starts (including every officer) who holds one or more Eligible Options and who continues to be an employee of Ambow or any of its Eligible Subsidiaries as of the Expiration Date.

Eligible Options

Any outstanding stock option for the purchase of shares of Ambow’s Class A ordinary shares granted under our 2005 Plan and under 2010 Plan if granted on or prior to November 19, 2011, whether vested or unvested, with an exercise price per share greater than $0.01583.

Eligible Subsidiaries

Every one of our subsidiary corporations which, as of the Cancellation Date, employs individuals who provide services to Ambow or such subsidiary corporation.

Exchange Offer

We refer to this document as the Exchange Offer Letter.

Expiration Date

We expect that the Expiration Date of the Offering Period will be June 26, 2015 at 10:00 a.m. local Beijing, P.R.C. Time. We may extend the Expiration Date at our discretion. If we extend the offer, the term “Expiration Date” will refer to the time and date at which the extended offer expires.

New Exercise Price

$0.01583, which price is based upon the 30 days’ average trading price of the Company’s Class A ordinary shares as of May 11, 2015 and the price is agreed among company’s board members.

New Options

New stock options issued under the 2010 Plan will replace the Eligible Options tendered pursuant to this Exchange Offer. Each grant of a New Option pursuant to this Exchange Offer will be exercisable for the same number of shares as the Eligible Option for which such New Option was exchanged. New Options will be subject to the terms of our 2010 Plan and a new stock option award agreement between you and Ambow. For more details about the 2010 Plan, see “This Exchange Offer–The 2010 Plan.” The New Options will differ from Eligible Options in that the exercise price per share for each New Option will be equal to the New Exercise Price. Unlike other stock options granted by Ambow, which generally expire after ten years from the date of grant, each New Option that is exchanged for an Eligible Option will instead expire on the same date your current Eligible Option was originally scheduled to expire. In effect, the date of expiration of the New Options exchanged for Eligible Options, does not change when compared to the date of expiration of those original Eligible Options.

New Option Grant Date

We expect the New Option Grant Date will be June 26, 2015. If the Expiration Date is extended, the Cancellation Date and the New Option Grant Date will be similarly extended.

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Offering Period

The offering period for this Exchange Offer will start on June 1, 2015 and expire at 10:00 a.m. local Beijing, P.R.C. Time on the Expiration Date.

Vesting Schedule

Each New Option will have a vesting schedule that is the same as the Eligible Option. Any Eligible Options that have already vested (whether in part or in full) will be exchanged for New Options that are similarly immediately vested in part or in full, as the case may be. Vesting is conditioned on your continued employment with us through each applicable vesting date.

Procedures For Tendering Eligible Options

If you are an Eligible Optionholder, you may tender your Eligible Options at any time before the Expiration Date. If we extend this Exchange Offer beyond that time, you may tender your Eligible Options at any time until the extended Expiration Date.

Proper Tender of Eligible Options

At any time before the Exchange Offer closes, Eligible Optionholders may exchange, or tender, all of their Eligible Options on a one-for-one basis for New Options to be issued at the New Exercise Price.

If you choose to participate in the Exchange Offer, you must carefully follow the procedures described in this Exchange Offer Letter and the Letter of Transmittal. To make this election, you will need to agree to all of the terms and conditions of the Offer as set forth in this Exchange Offer Letter.

Your Eligible Options will not be considered exchanged until you have properly completed and acknowledged your participation by submitting the requisite documents before the end of the Offering Period. We do not have any plans at this time to offer another option exchange program in the future, and we will strictly enforce the deadline by which you must decide whether to participate in this Exchange Offer. You do not need to return your stock option award agreements relating to any tendered Eligible Options, as they will be automatically canceled as of the Expiration Date when you complete and mail in the Letter of Transmittal.

Ambow will not accept requests for participation in the Exchange Offer delivered by any other means. You are responsible for making sure that, if you wish to participate in the Exchange Offer, you follow the appropriate steps as directed in this document. Under certain conditions, we reserve the right to reject any or all tenders of Eligible Options that we determine are not appropriate or would be unlawful to accept.

We expect to accept all properly tendered Eligible Options, regardless of the state or other jurisdiction of residence of the Eligible Optionholder, no later than the end of the Offering Period, subject to our right to extend, amend, withdraw, or terminate this Exchange Offer.

Determination of Validity; Rejection of Eligible Options; Waiver of Defects; No Obligation to Give Notice of Defects

If you are unsure of how many Eligible Options you have and what their exercise prices are, you can request your individual stock option information, including all of your stock option grants to date and the status of each stock option, by e-mailing: kiajing.tan@ambow.com or sending written correspondence to: Ambow Education Holding Ltd., Attn: Kia Jing Tan – Exchange Offer Administrator, 18th Floor, Building A, Chengjian Plaza, No. 18, BeiTaiPingZhuang Road, Haidian District, Beijing100088,People’s Republic of China.

We will, in our sole discretion, determine the number of shares subject to Eligible Options and all questions as to the form of documents and the validity, form, eligibility, time of receipt, and acceptance of any tender of Eligible Options. Neither Ambow nor any other person is obligated to give notice of any defects or irregularities in tenders. No tender of Eligible Options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering Eligible Optionholder or waived by us. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final and binding on all parties.

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This is a one-time offer. We will strictly enforce this offer period, subject only to any extension of the Expiration Date of the Exchange Offer that we may grant in our sole discretion. We reserve the right, in our sole discretion, to waive any of the conditions of this Exchange Offer, any defect or irregularity in any tender with respect to any particular Eligible Option, or any particular Eligible Optionholder.

Our Acceptance Constitutes an Agreement

Your tender of Eligible Options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of this Exchange Offer and will be controlling, absolute and final, subject to our acceptance of your tendered Eligible Options in accordance with “Acceptance of Eligible Options for Exchange; Issuance of New Options.” Our acceptance for exchange of Eligible Options tendered by you pursuant to this Exchange Offer will constitute a binding agreement between Ambow and you on the terms and subject to the conditions of this Exchange Offer.

Subject to our rights to extend, amend, withdraw and terminate this Exchange Offer, we expect to accept and cancel, promptly following the Expiration Date of the Exchange Offer, all properly tendered Eligible Options. You will be required to enter into a new stock option award agreement governing the terms of each New Option issued to you in exchange for your Eligible Options pursuant to this Exchange Offer.

Acceptance of Eligible Options For Exchange; Issuance of New Options

The exchange ratio in this Exchange Offer is one-for-one. For example, if you elect to exchange an Eligible Option to purchase 200 shares of Ambow Class A ordinary shares, you will receive a New Option to purchase 200 shares of Ambow Class A ordinary shares. The New Option would be subject to the same vesting schedule as your Eligible Option. You may not exchange only a portion of your Eligible Option. If you elect to participate in this Exchange Offer, you must exchange all of your outstanding Eligible Options. This Exchange Offer includes all outstanding options granted under the 2005 Plan and under the 2010 Plan (if granted on and prior to November 19, 2011), whether vested or unvested. If you have exercised an option, it is no longer outstanding, and it is therefore not an Eligible Option.

Once we have accepted Eligible Options tendered by you, your Eligible Options will be canceled and you will no longer have any rights under your Eligible Options. We will issue new stock option agreements for the New Options as soon as administratively practicable after we accept the tendered Eligible Options, assuming you are still an active employee of Ambow on the New Option Grant Date. If this Exchange Offer is extended, then the New Option Grant Date will also be extended.

Promptly after we cancel the Eligible Options tendered for exchange, we will send each tendering Eligible Optionholder confirmation indicating the Eligible Options that we have accepted for exchange, the date of acceptance, and the number of shares underlying such New Options that will be issued to each tendering Eligible Optionholder.

If you have tendered your Eligible Options under this Exchange Offer and your employment or service with Ambow or any of its Eligible Subsidiaries ends before the end of the Exchange Offer (which is expected to at 10:00 a.m. local Beijing, P.R.C. Time on June 26, 2015), you will no longer be eligible to participate in the Exchange Offer and you will not be able to exchange your Eligible Options.

For example, if you elect to participate in the Exchange Offer on June 15, 2015 and your employment ends on June 25, 2015, you will no longer be eligible to participate in the Exchange Offer and your Eligible Options will remain subject to their existing terms and conditions. In that case, generally, you may exercise your existing stock options for a limited time after your termination date to the extent they are vested and in accordance with their terms.

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If your employment ends after the end of the Offering Period of the Exchange Offer (other than because of your disability or death), any New Options will not continue to vest and any unvested portion will be canceled as of the date of termination (excluding any notice period that may be required under applicable law). Any vested and unexercised portion of the New Options will generally be exercisable for a limited time after termination (or one year if your termination was on account of your disability or death), as is the case today. You should not view this Exchange Offer or acceptance of your election to voluntarily participate in the Exchange Offer as a promise by Ambow to continue your employment.

If you are on an authorized leave of absence, you will still be able to participate in this Exchange Offer. If you exchange your Eligible Options while you are on an authorized leave of absence before the expiration of this Exchange Offer, you will be entitled to receive New Options on the New Option Grant Date as long as you still meet the eligibility requirements described above.

Conditions of This Exchange Offer

All Eligible Optionholders (including officers), regardless of their state or other jurisdiction of residence, have been included in this Exchange Offer. Subject to, and conditioned upon, the terms and conditions of this Exchange Offer, we expect to accept all tenders of Eligible Options from all such Eligible Optionholders, regardless of their state or other jurisdiction of residence.

Notwithstanding the foregoing paragraph or any other provision of this Exchange Offer, we will not be required to accept any Eligible Options tendered for exchange, and we may withdraw or terminate this Exchange Offer, or postpone our acceptance and cancellation of any Eligible Options tendered for exchange, if, at any time on or after the date hereof and before the Expiration Date: (1) we are prohibited by applicable securities laws from giving effect to the Exchange Offer; (2) any event or events occur that have resulted or are reasonably likely to result, as determined in our reasonable judgment, in a material adverse change in our business or financial condition; or (3) any event or events occur that have resulted or are reasonably likely to result, as determined in our reasonable judgment, in a material impairment of the contemplated benefits of the offer to us.

Consideration; Terms of New Options

Consideration

The Eligible Options were granted under our 2005 Plan and 2010 Plan. Each New Option will be granted under our 2010 Plan. Since this is a one-for-one exchange, if all Eligible Options are tendered in this Exchange Offer, we would issue New Options to purchase an aggregate of 9,836,235 shares of our Class A ordinary shares.

Terms of New Options

Each grant of a New Option pursuant to this Exchange Offer will be exercisable for the same number of shares as the Eligible Option for which such New Option was exchanged. New Options will be subject to the terms of our 2010 Plan and a new stock option award agreement between you and Ambow. The New Options will differ from Eligible Options in that the exercise price per share for each New Option will be equal to the New Exercise Price. Unlike other stock options granted by Ambow, which generally expire after ten years from the date of grant, each New Option that is exchanged for an Eligible Option will instead expire on the same date your current Eligible Option was originally scheduled to expire. In effect, the date of expiration of the New Options exchanged for Eligible Options, does not change when compared to the date of expiration of those original Eligible Options.

Vesting

Each New Option will have a vesting schedule that is the same as the Eligible Option. Any Eligible Options that have already vested (whether in part or in full) will be exchanged for New Options that are similarly immediately vested in part or in full, as the case may be. Vesting is conditioned on your continued employment with us through each applicable vesting date.

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Eligible Optionholders Decision to Participate

We cannot make any recommendation as to whether you should or should not participate in the Exchange Offer. You should speak to your own outside legal counsel, accountant or financial advisor for further advice. No one from Ambow is, or will be, authorized to provide you with additional information in this regard.

Your participation in this Exchange Offer is completely voluntary. If you choose not to participate, you will keep any Eligible Options, you will not receive any New Options under the Exchange Offer, and no changes will be made to the terms of your Eligible Options as a result of this Exchange Offer. This Exchange Offer will have no effect on your Eligible Options if you elect not to participate in this Exchange Offer or if your Eligible Options are not accepted for exchange in this Exchange Offer.

When we accept your Eligible Options for exchange, they will be canceled and you will no longer have any rights to them. They will be replaced with the New Options. If we do not receive your election to participate in the Exchange Offer by the deadline, then all your Eligible Options will remain outstanding at their original exercise price and subject to their original terms. If you prefer not to exchange your Eligible Options, you do not need to do anything.

This Exchange Offer–The 2010 Plan

If you exchange your Eligible Options for New Options, all New Options will be granted under our 2010 Plan. Our 2010 Plan provides for the grant of ISOs to our employees and any parent and subsidiary corporations’ employees, and for the grant of NSOs, restricted shares, restricted share units, share appreciation rights, performance units and performance shares to our employees, directors and consultants and any of our parent and subsidiary corporations’ employees and consultants.

Share reserve. The maximum aggregate number of our ordinary shares that may be issued under our 2010 Plan is 19,000,000 Class A ordinary shares plus (i) any shares that, as of the completion of this offering, have been reserved but not issued pursuant to awards granted under our 2005 Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to awards granted under the 2005 Plan that expire or otherwise terminate without having been exercised in full, and shares issued pursuant to awards granted under the 2005 Plan that are forfeited to or repurchased by the company, with the maximum number of shares to be added to the 2010 Plan pursuant to clauses (i) and (ii) above equal to 10,000,000 Class A ordinary shares. In addition, our 2010 Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, which began with our 2011 fiscal year, equal to the least of:

• 5% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year;

• 25,000,000 Class A ordinary shares; or

• Such lesser number as our board of directors may determine.

Shares issued pursuant to awards under the 2010 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2010 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2010 Plan.

Administration. Our board of directors or a committee of our board of directors administers our 2010 Plan. Different committees with respect to different groups of service providers may administer our 2010 Plan. In the case of awards intended to qualify as “performance based compensation” within the meaning of Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Code Section 162(m). Subject to the provisions of our 2010 Plan, the administrator has the power to determine the terms of the awards, including the recipients, the exercise price, the number of shares subject to each such award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration payable upon exercise. The administrator also has the authority to modify or amend awards, to prescribe rules and to construe and interpret the 2010 Plan and to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

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Options. The administrator may grant ISOs or NSOs under our 2010 Plan. The exercise price of options granted under our 2010 Plan must at least be equal to the fair market value of our ordinary shares on the date of grant and its term may not exceed ten years, except that with respect to any participant who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, the term of an ISO must not exceed five years and the exercise price of such ISO must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options. After termination of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in the option agreement. In the absence of a specified period of time in the option agreement, the option will remain exercisable for a period of three months following termination (or twelve months in the event of a termination due to death or disability). However, in no event may an option be exercised later than the expiration of its term.

Share appreciation rights. Share appreciation rights may be granted under our 2010 Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our 2010 Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

Restricted shares. Restricted shares may be granted under our 2010 Plan. Restricted share awards are ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals and/or continued service to us. Recipients of restricted share awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Restricted shares that do not vest for any reason will be forfeited by the recipient and will revert to us.

Restricted share units. Restricted share units may be granted under our 2010 Plan. Each restricted share unit granted is a bookkeeping entry representing an amount equal to the fair market value of an ordinary share. Restricted share units are similar to awards of restricted shares, but are not settled unless the award vests. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units including the vesting criteria and the form and timing of payment.

Performance units and performance shares. Performance units and performance shares may be granted under our 2010 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator.

Transferability. Unless the administrator provides otherwise, our 2010 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2010 Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

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Change in control transactions. Our 2010 Plan provides that in the event of our merger or change in control, as defined in the 2010 Plan, each outstanding award will be treated as the administrator determines, except that if the successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for each outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment and Termination. Our 2010 Plan will automatically terminate in 2020, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate the 2010 Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

Price Range of Our Class A Common Stock

The Eligible Options give Eligible Optionholders the right to acquire shares of our Class A ordinary shares. None of the Eligible Options are traded on any trading market. Since May 22, 2014, our Class A ordinary shares have been quoted on the OTC Pink® under the symbol “AMBOY.PK.” Prior to that time, our Class A ordinary shares were traded on The New York Stock Exchange.

The following table sets forth on a per share basis the high and low sale prices of our Class A ordinary shares on the OTC Pink® and on The New York Stock Exchange during the periods indicated.

	High	Low
Fiscal Year Ending December 31, 2015
First Quarter	$0.05	$0.01
Second Quarter (through May 29, 2015)	$0.05	$0.02
Fiscal Year Ending December 31, 2014
First Quarter	$0.95	$0.95
Second Quarter	$0.95	$0.10
Third Quarter	$0.25	$0.02
Fourth Quarter	$0.08	$0.01
Fiscal Year Ended December 31, 2013
First Quarter	$2.55	$0.91
Second Quarter	$0.95	$0.95
Third Quarter	$0.95	$0.95
Fourth Quarter	$0.95	$0.95

On May 29, 2015, the last reported sale price of our Class A ordinary shares on The OTC Pink® Market was $0.015. We recommend that you obtain current market quotations for our Class A ordinary shares, among other factors, before deciding whether or not to tender your Eligible Options.

Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer

Eligible Options that we accept for exchange pursuant to this Exchange Offer will be canceled on the Cancellation Date and the shares of Class A ordinary shares underlying such grants will be allocated to the New Options to be issued in exchange for such Eligible Options.

We have adopted the provisions of ASC 718 “Stock Compensation” and ASC 505-50 “Equity Based Payments to Non-Employees” for the share options we granted to our employees (including our officers). For options granted to our employees, cost of employee services received is measured at the grant-date using the fair value of the equity instrument issued net of an estimated forfeiture rate, and therefore only recognizes compensation costs for those shares expected to vest over the service period of the award. Share-based compensation expense is recorded on a straight-line basis over the requisite service period, generally ranging from one to four years. For options granted to our consultants, we record share-based compensation expenses based on the fair value of the award of the earlier of the performance commitment date or the date service is completed.

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Under ASC 718, total recognized compensation cost for an equity award shall at least equal the fair value of the award at the grant date unless at the date of the modification the performance or service conditions of the original award are not expected to be satisfied. The total compensation cost measured at the date of a modification shall be the sum of the following:

1. The portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date.

2. The incremental cost resulting from the modification. The incremental compensation expense associated with an option exchange is measured as the excess of the fair value of the modified award over the fair value of the original award, immediately before its terms are modified.

Tax Consequences

WE ADVISE ALL ELIGIBLE OPTIONHOLDERS WHO ARE CONSIDERING EXCHANGING THEIR ELIGIBLE OPTIONS TO MEET WITH THEIR OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES OF PARTICIPATING IN THIS EXCHANGE OFFER.

IN ADDITION, IF YOU ARE A RESIDENT OF A COUNTRY OTHER THAN THE CAYMAN ISLANDS YOU SHOULD BE AWARE THAT THERE MIGHT BE TAX AND SOCIAL INSURANCE CONSEQUENCES THAT MAY APPLY TO YOU. WE STRONGLY RECOMMEND THAT YOU CONSULT WITH YOUR ADVISORS TO DISCUSS THE CONSEQUENCES OF PARTICIPATING IN THIS EXCHANGE OFFER.

Extension of Exchange Offer; Termination; Amendment

We may, from time to time, extend the period of time during which the Exchange Offer is open and delay accepting any Eligible Options tendered to us by providing notice of the extension to Eligible Optionholders by public announcement, oral or written notice, or otherwise. If the Exchange Offer is extended or amended, we will provide appropriate notice of the extension or amendment, as applicable, and the new Expiration Date, if any, no later than 10:00 a.m. local, Beijing, P.R.C. time on the next business day following the previously scheduled Expiration Date. For purposes of this Exchange Offer, a “business day” means any day other than a Saturday, Sunday, or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, local Beijing, P.R.C. Time.

If we materially change the terms of this Exchange Offer or the information concerning this Exchange Offer, or if we waive a material condition of this Exchange Offer, we will extend the Exchange Offer. In addition, if we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action and keep the Exchange Offer open for at least 10 business days after the date of such notification:

•	If we increase or decrease the amount of consideration offered for the Eligible Options; or

•	If we increase or decrease the number of Eligible Options that may be tendered in the Exchange Offer.

Fees and Expenses

We will not pay any fees or commissions to any broker, dealer, or other person for soliciting tenders of Eligible Options pursuant to this Exchange Offer. You will be responsible for any expenses incurred by you in connection with your election to participate in this Exchange Offer, including, any expenses associated with any tax, legal or other advisor consulted or retained by you in connection with this Exchange Offer.

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Legal Matters; Regulatory Approvals

We are not aware of any material pending or threatened legal actions or proceedings relating to the Exchange Offer. We are not aware of any margin requirements or anti-trust laws applicable to this Exchange Offer. We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of Eligible Options and issuance of New Options as contemplated by this Exchange Offer or of any approval or other action by any government or governmental, administrative, or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of New Options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will use commercially reasonable efforts to seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under this Exchange Offer to accept tendered Eligible Options for exchange and to issue New Options for your Eligible Options would be subject to obtaining any such governmental approval.

Additional Information

With respect to this Exchange Offer, we have filed with the SEC a Tender Offer/Rights Offering Notification Form on Form CB, as it may be amended, of which this Exchange Offer is a part. We recommend that you review the Form CB, and the following materials that we have filed with the SEC (other than information in a report on Form 6-K that is “furnished” and not “filed” pursuant to Form 6-K, and, except as may be noted in any such Form 6-K, exhibits filed on such form that are related to such information) before deciding whether to tender your Eligible Options:

•	Our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 22, 2015; and

•	The description of the Registrant’s Class A Ordinary Shares and ADSs contained in the Registrant’s Registration Statement on Form 8-A (File No. 001-34824) filed with the SEC on July 20, 2010, which incorporates by reference from the Registrant’s Registration Statement on Form F-1 (File No. 333-168096) originally filed with the SEC on July 14, 2010, the description of the Registrant’s Class A Ordinary Shares and ADSs included under the headings “Description of share capital,” “Description of American depositary shares” and “Taxation.”

These filings, our other annual, and current reports, and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at www.sec.gov.

Our internet address is www.ambow.com. We make available free of charge, on or through our website, annual reports on Form 20-F, current reports on Form 6-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not part of this Exchange Offer.

Ambow hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Exchange Offer is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this Exchange Offer, other than exhibits to such documents. Requests for such copies should be directed to us, at the following address:

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Ambow Education Holding Ltd.
18th Floor, Building A, Chengjian Plaza, No. 18,
BeiTaiPingZhuang Road, Haidian District, Beijing 100088
People’s Republic of China
Telephone: +86 (10) 6206-8007

The information about us contained in this Exchange Offer should be read together with the information contained in the documents to which we have referred you.

Miscellaneous

We cannot guarantee that, subsequent to the Expiration Date, the per share market price of our Class A ordinary shares will increase to a price that is greater than the exercise price of the New Options. We encourage you to review the section of this document entitled “Risk Factors” and the risk factors contained in our Annual Report on Form 20-F for the year ended December 31, 2014, before you decide whether to participate in this Exchange Offer.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER YOUR ELIGIBLE OPTIONS PURSUANT TO THIS EXCHANGE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS EXCHANGE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED DOCUMENTS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU SHOULD NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

Ambow Education Holding Ltd.

/s/ Jin Huang
Name:	Jin Huang
Title:	President and Chief Executive Officer

June 1, 2015

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EXHIBIT 2

LETTER OF TRANSMITTAL
TO EXCHANGE OPTIONS
OF
AMBOW EDUCATION HOLDINGS LTD.
PURSUANT TO THE EXCHANGE OFFER
JUNE 1, 2015
THE OFFER EXPIRES AT 10:00 A.M., LOCAL BEIJING, PRC TIME
ON JUNE 26, 2015
UNLESS THE OFFER IS EXTENDED

DESCRIPTION OF ELIGIBLE OPTIONS EXCHANGED AND
NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S)

Name(s) and Address(es) of Registered Holder(s) (Please fill in, if blank, exactly as name(s) appear(s) on certificate(s) (Attach additional signed list if necessary)	Total Options Exchanged

PLEASE READ THE ENTIRE LETTER OF TRANSMITTAL,
INCLUDING THE ACCOMPANYING INSTRUCTIONS, CAREFULLY

Ladies and Gentlemen:

The undersigned hereby exchanges the above described Eligible Options of Ambow Education Holding Ltd. (the “Company”), a company incorporated under the laws of the Cayman Islands pursuant to the Company’s Exchange Offer Letter, dated June 1, 2015, and this Letter of Transmittal (which together constitute the “Exchange Offer”).

The Board of Directors of the Company has extended the Exchange Offer to all holders of the Company’s outstanding stock options to purchase shares of Ambow’s Class A ordinary shares (the “Eligible Options”) granted under the Company’s 2005 Stock Plan (the “2005 Plan”) and granted on or prior to November 19, 2011 under the Company’s 2010 Equity Incentive Plan (the “2010 Plan”).

WE DO NOT MAKE ANY RECOMMENDATION AS TO WHETHER YOU SHOULD EXCHANGE YOUR ELIGIBLE OPTIONS. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU SHOULD EVALUATE CAREFULLY ALL OF THE INFORMATION IN THIS DOCUMENT AND CONSULT YOUR OWN FINANCIAL, LEGAL AND TAX ADVISORS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO EXCHANGE YOUR ELIGIBLE OPTIONS.

ELIGIBLE OPTIONS NOT EXCHANGED FOR NEW OPTIONS SHALL REMAIN SUBJECT TO THEIR ORIGINAL TERMS.

WE DO NOT HAVE ANY PLANS AT THIS TIME TO OFFER ANOTHER OPTION EXCHANGE PROGRAM IN THE FUTURE, HOWEVER, THE COMPANY RESERVES THE RIGHT TO DO SO IN THE FUTURE. WE WILL STRICTLY ENFORCE THE DEADLINE BY WHICH YOU MUST DECIDE WHETHER TO PARTICIPATE IN THIS EXCHANGE OFFER.

The undersigned acknowledges that the undersigned has been advised to consult with their own advisors as to the consequences of participating or not participating in the Exchange Offer.

The undersigned hereby represents and warrants to the Company that:

(a) the undersigned has full power and authority to tender the Eligible Options;

(b) the undersigned has good, marketable and unencumbered title to the Eligible Options, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to their exchange, sale or transfer, and not subject to any adverse claim;

(c) on request, the undersigned will execute and deliver any additional documents the Company deems necessary to complete the exchange of the Eligible Options tendered hereby;

(d) the undersigned understands that tenders of Eligible Options pursuant to the Exchange Offer and in the instructions hereto will constitute the undersigned’s acceptance of the terms and conditions of the Exchange Offer; and

(e) the undersigned agrees to all of the terms of the Exchange Offer.

All authorities conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy, and legal representatives of the undersigned. Except as stated in the Offer, this tender is irrevocable.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

This Letter of Transmittal is to be completed by an Eligible Optionholder of Eligible Options. The undersigned hereby: (i) elects to exchange his her or its Eligible Options; and (ii) agrees to accept the New Options, in each case pursuant to the terms and subject to the conditions described in the Exchange Offer Letter and this Letter of Transmittal. Subject to, and effective upon, the Company’s acceptance of the undersigned’s election to exchange the Eligible Options, the undersigned hereby assigns and transfers to, or upon the order of, the Company, all right, title and interest in, to, and under the Eligible Options being exchanged hereby, waives any and all other rights with respect to such Eligible Options and releases and discharges the Company from any and all claims the undersigned may have now, or may have in the future, arising out of, or related to, such Eligible Options.

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The undersigned understands that elections to exchange Eligible Options pursuant to the procedures described in the Exchange Offer Letter and in the instructions to this Letter of Transmittal will constitute a binding agreement between the undersigned and the Company upon the terms of the offer set forth in the Exchange Offer Letter, and subject to the conditions of the offer set forth in the Exchange Offer Letter. All authority conferred in this Letter of Transmittal or agreed to be conferred will survive the death, bankruptcy or incapacity of the undersigned and any beneficial owner(s), and every obligation of the undersigned of any beneficial owners under this Letter of Transmittal will be binding upon the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives of the undersigned and such beneficial owner(s).

The undersigned hereby represents and warrants that it has full power and authority to exchange, assign and transfer the Eligible Options the undersigned has elected to exchange pursuant to this Letter of Transmittal. The undersigned and each beneficial owner will, upon request, execute and deliver any additional documents reasonably requested by the Company as necessary or desirable to complete and give effect to the transactions contemplated hereby.

The method of delivery of the Letter of Transmittal and any other required documents, is at the election and risk of the tendering Eligible Optionholders, and the delivery will be deemed made only when actually received by the Company. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Eligible Optionholders who choose to participate in the Exchange Offer must exchange all of such holder’s Eligible Options pursuant to the terms of the Exchange Offer.

If this Letter of Transmittal is signed by the registered holder(s) of the Eligible Options tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the stock option agreements without any change whatsoever.

When this Letter of Transmittal is signed by the registered holder(s) of the Eligible Options listed and transmitted hereby, no endorsement(s) of certificate(s) representing such Eligible Options or separate instruments of transfer are required.

All questions as to the number of Eligible Options to be accepted, the validity, form, eligibility (including time of receipt) and acceptance of any tender of Eligible Options will be determined by the Company in its sole discretion, which determinations shall be final and binding on all parties, subject to the judgment of any court. The Company reserves the absolute right to reject any or all tenders of Eligible Options it determines not to be in proper form, the acceptance of which may, in the opinion of the Company’s counsel, be unlawful, subject to the judgment of any court. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer and any defect or irregularity in the tender of any particular Eligible Options, and the Company’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties, subject to the judgment of any court. No tender of Eligible Options will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Neither the Company nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

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Please direct questions or requests for assistance, or for additional copies of the Exchange Offer Letter and Letter of Transmittal, in writing to the Company at:

Ambow Education Holding Ltd.
18th Floor, Building A, Chengjian Plaza
No. 18, BeiTaiPingZhuang Road, Haidian District, Beijing100088
People’s Republic of China.
Attn: Kia Jing Tan,Exchange Offer Administrator
E-mail: kiajing.tan@ambow.com

IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A PHOTOCOPY THEREOF) AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE COMPANY ON OR PRIOR TO THE EXPIRATION DATE (AS DEFINED IN THE OFFER).

(Signature of Registered Holder(s) or Authorized Signatory)

Dated: ________________, 2015

(Must be signed by the registered holder(s) exactly as name(s) appear(s) on stock option agreement for Eligible Options and documents transmitted with his Letter of Transmittal.)

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